David R. Earhart

469.320.6041

dearhart@grayreed.com

November 14, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention: Division of Corporation Finance

Office of Real Estate and Commodities

Re:	Cerberus Cyber Sentinel Corporation
Form 10-12G, Amendment No. 1
Filed October 2, 2019
File No. 000-56059

Ladies and Gentlemen:

On behalf of Cerberus Cyber Sentinel Corporation (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated October 29, 2019 relating to the referenced filing. Our responses are set forth below the Staff’s comments.

Registration Statement on Form 10-12G

Item 6. Executive Compensation

Material Terms of Employment, page 30

Comment 1: Please discuss the “additional compensation,” other than base salary, that you may provide to your executive officers. In this regard, we note that the Employment Agreements filed as Exhibits 10.2 and 10.3 include provisions for the payment of discretionary bonuses based on performance and company objectives that may be issued to your executive officers.

The referenced disclosure has been updated in response to the Staff’s comment.

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Exclusive Forum, page 33

Comment 2: We note your revised disclosure in response to comment 9 and we reissue the comment in-part. In this regard that your Bylaws do not include an exclusive forum provision. Please revise your registration statement to ensure consistency, as your disclosure in this section currently references your Bylaws. In addition, with respect to the exclusive forum provision contained in your charter, please disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The copy of the Bylaws previously filed as an Exhibit to the Registration Statement was not the final Bylaws adopted by the Company. The correct final version is being filed with Amendment No. 1, which contains the referenced exclusive forum provision that is consistent with the exclusive forum provision contained in the Company’s charter. Additionally, the disclosure has been modified to include the disclosure requested in the Staff’s comment.

Financial Statements and Exhibits, page F-1

Comment 3: We note your disclosure on page F-42 that the “Company had recorded an advance to the majority stockholder of the Company.” Given that your majority stockholder is your Chief Executive Officer, please tell us, and to the extent necessary disclose the actions that will be taken to ensure that this arrangement will be extinguished prior the completion of the initial public offering, or tell us why Section 402(a)(k)(l) of Sarbanes-Oxley Act of 2002 does not apply to this advance. In this regard, Section 402(a)(k)(l) prohibits public companies from extending or maintaining credit in the form of a personal loan to or for any director or executive officer.

The advance has been repaid in full. The disclosure has been modified accordingly.

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If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	David Jemmett